OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2002
Estimated average burden hours per response...14.9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13DA
Under the Securities Exchange Act of 1934
(Amendment No. ______1____)
iSecureTrac Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
0-26455

(CUSIP Number)
Heather Kreager
Mykonos 6420 LP
5949 Sherry Lane, Ste 1900
Dallas, Texas 75225
(214) 210-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
COPY TO:
Jenner & Block, LLP
353 N. Clark Street
Chicago, Illinois 60654
(312) 222-9350
April 26, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13 D	Page	2	of	18	Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mykonos 6420 LP / 20-3009894

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		11,727,672 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,727,672 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,727,672 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	13 D	Page	3	of	18	Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sponsor Investments, LLC / 02-0681770

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,727,672 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

11,727,672 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,727,672 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	13D	Page	4	of	18	Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Herakles Investments, Inc. / 37-1461244

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,727,672 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

11,727,672 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,727,672 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	13D	Page	5	of	18	Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Consolidated Investment Services, Inc. / 88-0214301

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,727,672 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

11,727,672 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,727,672 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	13D	Page	6	of	18	Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sammons Enterprises, Inc. / 75-6027423

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,727,672 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

11,727,672 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,727,672 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	13D	Page	7	of	18	Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sammons Enterprises, Inc. Employee Stock Ownership Plan and Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,727,672 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

11,727,672 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,727,672 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

Item 1. Security and Issuer.
     This Amendment No. 1 amends and supplements that certain Schedule 13D filed on July 7, 2005 with the Securities and Exchange Commission by (i) Mykonos 6420 LP, a Texas limited partnership (“Mykonos”); (ii) Sponsor Investments, LLC, a Texas limited liability company (“Sponsor”); (iii) Herakles Investments, Inc., a Delaware corporation (“Herakles”); (iv) Consolidated Investment Services, Inc., a Nevada corporation (“CISI”); (v) Sammons Enterprises, Inc., a Delaware corporation (“Sammons”); and (vi) Charles A. Sammons 1987 Charitable Remainder Trust Number Two, a charitable trust formed in the state of Texas, (the “Original Schedule 13D”) relating to the common stock, par value $.001 per share (the “Common Stock”), of iSecureTrac Corp., a Delaware corporation (the “Company”), which has its principal business office at 5078 S. 111th Street, Omaha, Nebraska 68137. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meaning set forth in the Original Schedule 13D. Except as specifically set forth herein, the Original Schedule 13D remains unmodified.
     Item 2. Identity and Background.
Item 2 of Original Schedule 13D is hereby amended and restated in its entirety as follows:
     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”): (i) Mykonos; (ii) Sponsor; (iii) Herakles; (iv) CISI; (v) Sammons; and (vi) Sammons Enterprises, Inc. Employee Stock Ownership Plan and Trust, a trust formed in the state of Texas (the “Sammons Trust,” and collectively with Mykonos, Sponsor, Herakles, CISI and Sammons, the “Reporting Persons”). Each of Sponsor, Herakles, CISI, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock beneficially owned by Mykonos.
     (a) — (c), (f)
     Mykonos is a Texas limited partnership formed to make investments through acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and principal offices of Mykonos is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. Sponsor is the general partner of Mykonos.
     Sponsor is a Texas limited liability company formed to make investments through acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and principal offices of Sponsor is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. The name, business address, and principal occupation or employment of each executive officer of Sponsor is set forth on Schedule I hereto and incorporated herein by reference. The managing member of Sponsor is Herakles.

Page 8 of 18 Pages

     Herakles is a Delaware corporation formed to make investments through acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and principal offices of Herakles is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. The name, business address, and principal occupation or employment of each executive officer and director of Herakles is set forth on Schedule II hereto and incorporated herein by reference. Herakles is a wholly-owned subsidiary of CISI.
     CISI is a Nevada corporation, formed as a holding company. The address of the principal business and offices of CISI is One Midland Plaza, Sioux Falls, South Dakota 57193. The name, business address, and principal occupation or employment of each executive officer and director of CISI is set forth on Schedule III hereto and incorporated herein by reference. CISI is a wholly-owned subsidiary of Sammons.
     Sammons is a Delaware corporation formed as a holding company. The address of the principal business and offices of Sammons is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. The name, business address, and principal occupation and employment of each executive officer and director of Sammons is set forth on Schedule IV hereto and incorporated herein by reference. Sammons is controlled by the Sammons Trust.
     The Sammons Trust is a trust formed in the state of Texas. The Sammons Trust is controlled by the GreatBanc Trust Company as trustee, which has its principal business and offices at 801 Warrenville Road, Suite 500, Lisle, IL 60532.
     Each of the executive officers of the Reporting Persons is a citizen of the United States.
     (d) and (e)
     During the last five years, no Reporting Person or any other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction.
The response set forth in Item 4 of the Original Schedule 13D is hereby amended by replacing the final two paragraphs of Item 4 with the following paragraphs:
     The Reporting Persons routinely monitor the performance of their investments in the Company. In this connection, the Reporting Persons have evaluated and intend to continue to evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons have sought and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company and other persons regarding the Company’s affairs and strategic alternatives, and the interests of other stockholders in participating in such

Page 9 of 18 Pages

alternatives. In this regard, the Reporting Persons are currently evaluating and may at any time determine, with or without additional notice, to support or pursue (i) plans involving changes in the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including without limitation a recapitalization or restructuring of the Company, and/or (ii) other strategic alternatives, including without limitation, debt or equity investments in the Company, the sale of all or part of the Reporting Persons’ holdings or participation in a transaction or series of transactions that would result in a change of control of the Company, in each case, with the objective of improving the Company’s capital structure and competitive position. In furtherance of the foregoing, pursuant to the rights granted to it by virtue of its status as the sole holder of Preferred Stock of the Corporation, Mykonos has delivered written consents in lieu of a meeting of the stockholders to elect a fourth director (out of seven directors) to the board of directors of the Company. There is no assurance, however, whether or when any other plan, proposal or transaction may result from the Reporting Persons’ ongoing review and evaluation.
     In connection with any plans or proposals that the Reporting Persons are developing or evaluating or may develop, the Reporting Persons may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding paragraph, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements.
     Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
     Item 5. Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a) and (b)
     Pursuant to the June 21, 2005 Securities Purchase Agreement, Mykonos acquired 1,000,000 shares of Preferred Stock and warrants to purchase 32,342,315 shares (converted to 3,234,248 shares following the Company’s ten for one reverse stock split on September 19, 2005, including rounding to eliminate fractional shares) of Common Stock (the “B Warrants”) pursuant to the terms of the Warrant Agreement. Mykonos currently possess 658,018 B Warrants at exercise prices ranging from $2.30 to $3.15 per share (the remainder of the B warrants have expired without being exercised). Pursuant to the Series C Certificate, subject to standard antidilution protections, each share of Preferred Stock is exchangeable for 4.782609 shares of Common Stock plus warrants to purchase an additional 6.287045 shares of Common Stock at $2.30 per share (the “A Warrants”). In addition, pursuant to the Series C Certificate each share of Preferred Stock will vote with the Common Stock on all matters submitted to the vote of the Company’s stockholders other than the election of directors. In such matters, each share of

Page 10 of 18 Pages

Preferred Stock will entitle the holder thereof to 11 votes, subject to standard antidilution protections. Assuming conversion of the Preferred Stock and exercise of the A Warrants and B Warrants in full Mykonos beneficially owns 11,727,672 shares of Common Stock representing 51.8% of the issued and outstanding Common Stock (percentage calculation based on 10,930,117 shares of Common Stock outstanding as of March 31, 2011). Mykonos has the sole power to vote or direct the vote and dispose or direct the disposition of the 11,727,672 shares of Common Stock it beneficially owns. Neither the filing of this Schedule 13D nor any of its contents shall constitute an admission that Sponsor, Herakles, CISI, Sammons or the Sammons Trust are beneficial owners of the securities described in this paragraph for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.
     Sponsor is the general partner of Mykonos and may be deemed to share voting and dispositive power with respect to the 11,727,672 shares of Common Stock held by Mykonos. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Sponsor is the beneficial owner of the securities described in this Item 5 above for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.
     Herakles is the manager of Sponsor and may be deemed to share voting and dispositive power with respect to the 11,727,672 shares of Common Stock held by Mykonos. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Herakles is the beneficial owner of the securities described in this Item 5 above for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.
     CISI is the sole stockholder of Herakles and may be deemed to share voting and dispositive power with respect to the 11,727,672 shares of Common Stock held by Mykonos. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that CISI is the beneficial owner of the securities described in this Item 5 above for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.
     Sammons is the sole stockholder of CISI and may be deemed to share voting and dispositive power with respect to the 11,727,672 shares of Common Stock held by Mykonos. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Sammons is the beneficial owner of the securities described in this Item 5 above for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.
     The Sammons Trust controls Sammons and may be deemed to share voting and dispositive power with respect to the 11,727,672 shares of Common Stock held by Mykonos. In addition, the GreatBanc Trust Company in its capacity of trustee of the Sammons Trust may be deemed to share voting and dispositive power with respect to the 11,727,672 shares of Common Stock held by Mykonos. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Sammons Trust or the GreatBanc Trust Company is the beneficial owner of the securities described in this Item 5 above for purposes of Section 13(d)

Page 11 of 18 Pages

of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.
(c)
     Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.
(d)	and (e)
Not Applicable.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
1. Power of Attorney dated July 5, 2005, incorporated herein by reference to Exhibit 99.1 to the Original Schedule 13D filed on July 7, 2005.
2. Joint Filing Agreement dated July 5, 2005, incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D filed on July 7, 2005.
3. Power of Attorney dated April 26, 2011.
4. Joint Filing Agreement dated April 26, 2011.
5. Securities Purchase Agreement, dated as of June 21, 2005, between iSecureTrac Corp. and Mykonos 6420 LP, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 23, 2005.
6. Warrant Agreement, dated as of June 27, 2005, between iSecureTrac Corp. and Mykonos 6420 LP, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 29, 2005.
7. Registration Rights Agreement, dated as of June 27, 2005, between iSecureTrac Corp. and Mykonos 6420 LP, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 29, 2005.
8. Certificate of Designation, Preferences and Rights of Series C 8% Cumulative, Compounding Exchangeable Preferred Stock, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 23, 2005.

Page 12 of 18 Pages

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: April 26, 2011

MYKONOS 6420 LP

By: Sponsor Investments, LLC, its general partner

By: Herakles Investments, Inc., its manager

By:
Name:	/s/ Darron K. Ash Darron K. Ash
Its:	President

SPONSOR INVESTMENTS, LLC

By: Herakles Investments, Inc., its manager

By:
Name:	/s/ Darron K. Ash Darron K. Ash
Its:	President

HERAKLES INVESTMENTS, INC.

By:
Name:	/s/ Darron K. Ash Darron K. Ash
Its:	President

CONSOLIDATED INVESTMENT SERVICES, INC.

Herakles Investments, Inc., Attorney in Fact for Consolidated Investment Services, Inc.

By:
Name:	/s/ Darron K. Ash Darron K. Ash
Its:	President

Page 13 of 18 Pages

SAMMONS ENTERPRISES, INC.

Herakles Investments, Inc., Attorney in Fact for Sammons Enterprises, Inc.

By:
Name:	/s/ Darron K. Ash Darron K. Ash
Its:	President

SAMMONS ENTERPRISES, INC. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Herakles Investments, Inc., Attorney in Fact for Sammons Enterprises, Inc. Employee Stock Ownership Plan and Trust

By:
Name:	/s/ Darron K. Ash Darron K. Ash
Its:	President

Page 14 of 18 Pages

Schedule I
Directors and Officers of Sponsor

Name & Position	Principal Occupation	Principal Business Address
5949 Sherry Ln. #1900,
Robert W. Korba, Chairman	Business Executive	Dallas, TX 75225

14185 Dallas Parkway,
Bruce Leadbetter, Chief		Centura Tower, Suite 1020,
Executive Officer	Business Executive	Dallas, TX 75254

Heather Kreager, Vice
President and General Counsel	Business Executive and	5949 Sherry Ln. #1900,
	Attorney	Dallas, TX 75225

Cheryl M. Gosch, Secretary	Attorney	5949 Sherry Ln. #1900,
Dallas, TX 75225
Schedule II
Directors and Officers of Herakles

Name & Position	Principal Occupation	Principal Business Address
Darron K. Ash, President and		5949 Sherry Ln. #1900,
Director	Chief Financial Officer	Dallas, TX 75225

Heather Kreager, Senior Vice	Business Executive and	5949 Sherry Ln. #1900,
President and Director	Attorney	Dallas, TX 75225

Pam Doeppe, Vice President		5949 Sherry Ln. #1900,
and Treasurer	Business Executive	Dallas, TX 75225

Cheryl M. Gosch, Secretary	Attorney	5949 Sherry Ln. #1900,
Dallas, TX 75225

Yolanda Brown, Assistant	Attorney	5949 Sherry Ln. #1900,
Secretary		Dallas, TX 75225

Page 15 of 18 Pages

Schedule III
Directors and Officers of CISI

Name & Position	Principal Occupation	Principal Business Address
Michael M. Masterson,		525 West Van Buren,
President and Director	Insurance Executive	Chicago, IL 60607

Heather Kreager, Senior Vice
President, General Counsel,	Business Executive and	5949 Sherry Ln. #1900,
Secretary and Director	Attorney	Dallas, TX 75225

Darron K. Ash, Senior Vice
President and Chief Financial Officer	Chief Financial Officer	5949 Sherry Ln. #1900, Dallas, TX 75225

Pam Doeppe, Vice President and Treasurer	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

Cheryl M. Gosch, Assistant Secretary	Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

David C. Bratton, Director	Business Executive	10540 N. Stemmons Freeway, Dallas, TX 75220

Page 16 of 18 Pages

Schedule IV
Directors and Officers of Sammons Enterprises, Inc.

Name and Position	Principal Occupation	Principal Business Address
Michael M. Masterson, Chief Executive Officer and Director	Business Executive	525 West Van Buren, Chicago, IL 60607

Heather Kreager, President, General Counsel, Secretary and Director	Business Executive and Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

Darron K. Ash, Senior Vice President and Chief Financial Officer	Chief Financial Officer	5949 Sherry Ln. #1900, Dallas, TX 75225

Pam Doeppe, Vice President and Treasurer	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

Cheryl M. Gosch, Assistant Secretary	Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

Robert W. Korba, Chairman	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

David E. Sams, Jr., Vice Chairman	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

Thomas Corcoran, Director	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

David C. Bratton, Director	Business Executive	10540 N. Stemmons Freeway, Dallas, TX 75220

Vester T. Hughes, Jr., Director	Attorney	1717 Main Street, Suite 2800Dallas, Texas 75201

Mary Anne Cree, Director	Philanthropist	5949 Sherry Ln. #1900, Dallas, TX 75225

James Roderick Clark, Director	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

James Parker, Director	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

Page 17 of 18 Pages

EXHIBIT INDEX
1. Power of Attorney dated July 5, 2005, incorporated herein by reference to Exhibit 99.1 to the Original Schedule 13D filed on July 7, 2005.
2. Joint Filing Agreement dated July 5, 2005, incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D filed on July 7, 2005.
3. Power of Attorney dated April 26, 2011.
4. Joint Filing Agreement dated April 26, 2011.
5. Securities Purchase Agreement, dated as of June 21, 2005, between iSecureTrac Corp. and Mykonos 6420 LP, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 23, 2005.
6. Warrant Agreement, dated as of June 27, 2005, between iSecureTrac Corp. and Mykonos 6420 LP, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 29, 2005.
7. Registration Rights Agreement, dated as of June 27, 2005, between iSecureTrac Corp. and Mykonos 6420 LP, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 29, 2005.
8. Certificate of Designation, Preferences and Rights of Series C 8% Cumulative, Compounding Exchangeable Preferred Stock, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 23, 2005.

Page 18 of 18 Pages

Exhibit 3
POWER OF ATTORNEY
     The undersigned hereby appoints any officer of Herakles Investments, Inc., his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Form 3, Form 4, Form 5, and any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of the undersigned’s direct or indirect beneficial ownership of, or participation in a group with respect to, shares of common stock of iSecureTrac Corp., and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof. The authority of any officer of Herakles Investments, Inc., under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds, Form 3s, Form 4s, and Form 5s unless revoked earlier in writing.
     The undersigned shall not be deemed to admit membership in a group by reason of executing this Power of Attorney.
     This Power of Attorney may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
Date: April 26, 2011

SAMMONS ENTERPRISES, INC. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

By:	GreatBanc Trust Company, its Trustee

By:	/s/ John S. Marino

	Name:	John S. Marino
	Title:	Vice President

Exhibit 4
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock, par value $.001 per share of iSecureTrac Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.
     The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     The undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.
     This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
     In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 26th day of April, 2011.

MYKONOS 6420 LP

By:	Sponsor Investments, LLC, its general partner

By:	Herakles Investments, Inc., its manager

By:
/s/ Darron K. Ash Name: Darron K. Ash
Title: President

SPONSOR INVESTMENTS, LLC

By:	Herakles Investments, Inc., its manager

By:
/s/ Darron K. Ash Name: Darron K. Ash
Title: President

HERAKLES INVESTMENTS, INC.

By:
/s/ Darron K. Ash Name: Darron K. Ash
Title: President

CONSOLIDATED INVESTMENT SERVICES, INC.

By:
/s/ Darron K. Ash Name: Darron K. Ash
Title: Senior Vice President

SAMMONS ENTERPRISES, INC.

By:
/s/ Darron K. Ash Name: Darron K. Ash
Title: Senior Vice President

SAMMONS ENTERPRISES, INC. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

By:	GreatBanc Trust Company, its Trustee

By:	/s/ John S. Marino
Name: John S. Marino
Title: Vice President

2